                                  FLASH REPORT
                            Year ended March 31, 2002
          (Results for the Period from April 1, 2001 to March 31, 2002)

                                      Index

                                                                     Page
                                                                     ----
Ricoh Company, Ltd. And Consolidated Subsidiaries
  Policies                                                             1
  Performance                                                          3
  Ricoh Company, Ltd. And Consolidated Subsidiaries - Flash Report    11
  Group Position                                                      12
  Consolidated Performance
  1.  Consolidated Statements of Income                               13
  2.  Net Income Per Share                                            13
  3.  Consolidated Sales by Product Line                              14
  4.  Consolidated Sales by Category                                  15
  5.  Balance Sheets (Consolidated)                                   17
  6.  Retained Earnings                                               17
  7.  Statements of Cash Flow (Consolidated)                          18
  8.  Segment Information                                             19
  9.  Significant Accounting Policies (Consolidated)                  23
  10. Notes to Consolidated Financial Statements                      24










                               Ricoh Company, Ltd.

* The Company bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

POLICIES AND PERFORMANCE

1.   POLICIES

(1)  Basic Management

     The vision of Ricoh Group ("Ricoh") is to be a winner in the 21st century. Under that banner, we aim to retain customer and community trust, secure top market shares by building new value, and become an outstanding global business that is highly influential within the industries in which we operate.

     To help raise office productivity, we have centered our business domains on the concept of "Image Communication," through which we globally offer products and services that customers truly need.

     Our 13th medium-term management plan, a three-year initiative that ended in March 2002, had three prime objectives for the entire Ricoh:

     i. Renovation of group management with the aim of increasing corporate value

     ii Reform of business and profitability Structure with the aim of maintaining steady growth

     iii. Reinforcement of cash flow management and realization of low cost business structure

     This fiscal term is the last year of the management plan, and we strove to achieve these objectives on a whole group basis.


(2)  Dividend Policy

     Ricoh endeavors to ensure stable dividends by boosting profitability while increasing retained earnings to reinforce its corporate structure and cultivate new businesses. Ricoh uses those retained earnings to strengthen core businesses and invest in new fields from medium- and long-term perspectives.


(3)  Thinking and Policies on Reducing Minimal Investment Lots

     Ricoh believes that reducing the minimum number of shares required to invest in Ricoh could help attract a broader range of investors to the equity markets while enhancing the liquidity of its shares. However, many investors already trade in Ricoh's shares, so management has concluded that there is no immediate need to reduce the minimum investment lot.

     Ricoh plans to keep close tabs on investment patterns and its shareholder composition, and will consider taking steps to alter the minimum lot requirement if need be.


(4) Medium- and Long-Term Management Strategies and Management Structure Initiatives

     Ricoh's prime management priority in building corporate value is to improve customer satisfaction, which is at the heart of management strategies and policies. The J.D. Power Asia Pacific survey has placed Ricoh first in customer satisfaction among Japanese copier makers for the seventh year running. This heightened profile helped generate the solid results of recent years.

     Ricoh has restructured so it can keep expanding corporate value. As part of that effort, it instituted an executive officer system, under which it transferred considerable authority and responsibility to individual businesses. It also appointed external directors to the board.

     Our basic strategies for delivering growth are to:

     - Expand our market share in networked systems

     - Deploy printing solutions

     - Strengthen our operations in five key regional markets worldwide (Japan, the Americas, Europe, Asia and Oceania, and China)

     In expanding our share of the networked imaging equipment market, we have focused on meeting demand for speed and sophisticated networking. Several key models have been particularly well received. Among them are low-cost, fast digital copiers like the Imagio MF8570 (sold as the Aficio 850 overseas) and the MF105 Pro (Aficio 1050). The growing popularity of our digital offerings has helped us improve our position in the market for high-speed models.

     We have also done extremely well in Japan and abroad with the Imagio Neo 350/450 (Aficio 1035/1045). This new generation of copiers makes it simple to digitalize, store, and retrieve documents, and has helped us keep and extend our lead in the market for digital copiers including multifunctional printers (MFPs).

     Imagio Neo series machines are based on the Ricoh Document Highway concept, a common software platform that lets users link equipment and applications as they desire, and is compatible with the Ridoc Document System, a user-friendly setup that enhances document management. We have sold many of these machines packaged with solutions software, which has contributed greatly to performance.

     The Imagio Neo series includes everything from low-end models that provide information technology support for small and medium-sized offices to high-speed offerings that function as central office machines.

     With demand for color equipment surging, we have enjoyed excellent sales of the IPSiO Color 8000 (Aficio AP3800C), a printer that offers output speeds and pricing comparable to monochrome platforms. This offering has reinforced our No. 1 share of the domestic color laser market while helping us bolster our presence internationally.

     Over the past few years, customers have shifted swiftly away from standalone machines toward networkable equipment and supporting software and services. They increasingly seek new solutions that lower the total cost of ownership and streamline office work.
     Ricoh responded swiftly to this trend in Japan by establishing five regional headquarters, in the Tohoku, Chubu, Kansai, Chugoku, and Kyushu areas. Such a setup can help us spread our solutions expertise and support capabilities regionally while consolidating the peripheral operations of regional sales companies, thereby lowering Group costs.

     To strengthen global operations, we built an international direct sales network. The latest component of this setup is Lanier Worldwide, Inc., which we acquired in January 2001. This subsidiary sells and services imaging and other office equipment in the United States and Europe.
     This purchase helped us step up our drive to become a global solutions provider, cultivating large corporations and other new customers, which led us to increase sales of networked and solutions products.

     Ricoh has taken various steps to build a high-efficiency, low-cost operating structure to overcome the challenges of deflation. We are working intensively on our supply chain management system to improve customer satisfaction while enhancing cash flow. We have also instituted programs to overhaul revenue and earnings structures for everything from Group sales, and development to production and peripheral operations.


(5)  Challenges

     Our 13th medium-term management plan was instrumental in allowing us to deliver such solid results.
     That said, we consider it crucial to keep responding to the growing sophistication of customer needs and intensifying competition in adverse economic conditions.

     It will be particularly important to better identify underlying demand. As well as helping improve customer productivity and cutting costs, we will concentrate on exploring issues that existing customers have yet to consider while doing even more to seek solutions with our customers.

     To those ends, we intend to deliver new value for customers through our customer satisfaction-oriented management and efforts to reinforce our technological capabilities.

     Ricoh has already earned top marks from third-party organizations for its environmental initiatives, and considers it imperative to continue championing the environment. In line with that goal, we have instituted the Ricoh Action Plan for fiscal 2002 through 2004, which builds on the achievement of its preceding three-year plan. Under this new initiative, we aim to go beyond responding to environmental issues and safeguarding the environment to generate profits through our environmental management program.

     The next fiscal term is the first year of our 14th medium-term management plan (April 2002 through March 2005), another three-year effort, and will focus on pursuing and building on the reforms of the 13th plan.
     In other words, we will strive to reinforce our technological base so we can become the world's best manufacturer as a winner in the 21st century. We will also change our business focus from merely being a producer to become a solutions provider. At the same time, we will strive companywide to cultivate the human resources needed for such a transformation.

     In the years ahead, we will endeavor to contribute both to our communities and the environment as part of our social mission while continuing to achieve high levels of trust from our customers and other stakeholders and delivering new value.

2.   PERFORMANCE

(1)  Overview


(Three months ended March 31, 2002 and 2001)                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                        Three months ended    Three months ended           Change
                                                          March 31, 2002        March 31, 2001
---------------------------------------------------------------------------------------------------------------------
  Domestic sales                                                     238.1                 248.6                -4.2%
  Overseas sales                                                     212.7                 180.3                18.0%
Net sales                                                            450.9                 428.9                 5.1%
Gross profit                                                         184.4                 169.6                 8.7%
Operating income                                                      40.0                  28.1                42.5%
Income before income taxes                                            35.5                  28.6                24.0%
Net income                                                            18.3                  14.9                22.5%
---------------------------------------------------------------------------------------------------------------------
Net income per share-basic (yen)                                     25.89                 21.57                +4.32
Net income per share-diluted (yen)                                   24.22                 19.86                +4.36
Return on equity (%)                                                   3.0                   2.7          +0.3% point
Income before income taxes on total assets (%)                         2.0                   1.7          +0.3% point
Income before income taxes on net sales (%)                            7.9                   6.7         +1.2% points
---------------------------------------------------------------------------------------------------------------------
Exchange rate (US$)                                                 132.50                118.17               +14.33
Exchange rate (EURO)                                                116.21                108.99                +7.22
---------------------------------------------------------------------------------------------------------------------
Expenditure for plant and equipment                                   19.0                  22.6                 -3.6
Depreciation for tangible fixed assets                                20.3                  16.9                 +3.4
R&D Expenditure                                                       22.1                  22.3                 -0.1
---------------------------------------------------------------------------------------------------------------------

(Full year)                                                                                       (Billions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                            Year ended            Year ended             Change
                                                          March 31, 2002        March 31, 2001
-------------------------------------------------------------------------------------------------------------------
  Domestic sales                                                   902.6                 930.4                -3.0%
  Overseas sales                                                   769.6                 607.8                26.6%
Net sales                                                        1,672.3               1,538.2                 8.7%
Gross profit                                                       699.9                 613.3                14.1%
Operating income                                                   129.6                 105.1                23.4%
Income before income taxes                                         113.9                  97.7                16.6%
Net income                                                          61.6                  53.2                15.8%
-------------------------------------------------------------------------------------------------------------------
Net income per share-basic (yen)                                   88.27                 76.85               +11.42
Net income per share-diluted (yen)                                 82.46                 71.02               +11.44
Return on equity (%)                                                10.4                   9.7          +0.7% point
Income before income taxes on total assets (%)                       6.4                   6.0          +0.4% point
Income before income taxes on net sales (%)                          6.8                   6.4          +0.4% point
-------------------------------------------------------------------------------------------------------------------
Total assets                                                     1,832.9               1,704.7               +128.1
Shareholders' equity                                               633.0                 556.7                +76.2
Debt                                                               561.4                 538.9                +22.4
Equity ratio (%)                                                    34.5                  32.7         +1.8% points
Equity per share (yen)                                            870.63                803.64               +66.99
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:                              105.1                 102.7                 +2.4
Cash flows from investing activities:                              -65.7                 -62.7                 -3.0
Cash flows from financing activities:                               36.2                 -88.3               +124.6
Cash and cash equivalents at end of year                           142.5                  64.4                +78.0
-------------------------------------------------------------------------------------------------------------------
Exchange rate (US$)                                               125.10                110.60               +14.50
Exchange rate (EURO)                                              110.60                100.41               +10.19
-------------------------------------------------------------------------------------------------------------------
Expenditure for plant and equipment                                 75.6                  73.3                 +2.3
Depreciation for tangible fixed assets                              73.7                  62.1                +11.6
R&D Expenditure                                                     80.7                  78.2                 +2.5
-------------------------------------------------------------------------------------------------------------------
Number of employees (Japan) (thousand people)                       40.0                  40.5                 -0.5
Number of employees (Overseas) (thousand people)                    34.2                  33.8                 +0.4
-------------------------------------------------------------------------------------------------------------------

*Overview

- In fiscal 2002, ended March 31, 2002, Ricoh increased consolidated net sales 8.7%, to 1,672.3 billion yen. It was an eighth consecutive growth. The increase would have been 4.0% without the foreign exchange impact.

- Domestic sales were off 3.0%. Although sales of printing systems increased 28.6%, other products area was down due to a downturn in the Japanese economy, as well as constrained corporate information technology capital expenditure. In contrast, overseas sales gained 26.6%, despite the uncertainty posed by the U.S. economy, and so on.. The main factors were that demand remained solid for core digital imaging and printing systems, as well as new subsidiary Lanier Worldwide, Inc. and contributions from the low yen. Overseas sales would have improved 14.6% without the exchange rate impact.

- Operating income was up 23.4%. This stemmed mainly from rising sales of core digital plain-paper copiers (PPCs), MFPs, and other high-value-added offerings, the fruits of ongoing cost-cutting initiatives, and the yen's depreciation. Net other expenses increased owing to lower interest and dividend income amid lackluster financial markets, higher foreign currency losses, and rises in other costs. Income before income taxes thereby improved 16.6%.

- As a result of these factors, net income advanced 15.8%-a 10th consecutive gain.

- Cash dividends per share of common stock were up 1.00 yen, to 13.00 yen. This reflected a 6.00 yen interim dividend and a 7.00 yen year-end dividend that was
1.00 yen higher than the previous year.


*Financial Position

- Ricoh is enhancing its cash flow management efforts to expand free cash flow and continually strengthen its financial position.

- At the close of fiscal 2002, higher net income and depreciation and amortization added 135.4 billion yen to cash flows from operating activities, up
20.0 billion yen from the previous fiscal year. Changes in assets and liabilities included 17.2 billion yen allocated in preparation for the maturity of Ricoh's sixth and eighth convertible bonds by year-end. Changes would have been as in the previous fiscal year if not for this factor. Most of those bonds were converted upon maturity. Thus, net cash provided by operating activities increased to 105.1 billion yen.

- During the term, Ricoh invested 75.2 billion yen to set up new manufacturing lines and develop new products. Holdings of available-for-sale securities fell
30.1 billion yen owing to changes in the Ricoh's investment approach, however the investment is properly controlled in the cash account. As a result of these and other miscellaneous factors, net cash used in investing activities dropped to 65.7 billion yen.

- Consequently, the free cash flow generated by operating and investing activities increased to 39.3 billion yen.

- In the year under review, Ricoh endeavored to cut interest-bearing debt in Japan and abroad while securing funds for future expansion through its fourth and fifth straight bond issues, worth 35 billion yen and 25 billion yen, respectively. Owing to these factors and the payment of cash dividends, net cash used in financing activities increased to 36.2 billion yen.

- Thus, cash and cash equivalents at the end of the year were up 78.0 billion yen, to 142.5 billion yen.

*Consolidated Sales by Category

Imaging Solutions (sales up 7.7%, to 934.1 billion yen)

     *Digital Imaging Solutions (sales up 14.0%, to 654.4 billion yen)

     In core digital PPCs, Ricoh strengthened its lineup with new offerings covering all segments of the market, from the low-end Imagio MF1340/1540 (Aficio 1013/1015) to the high speed Imagio MF105Pro (Aficio 1050). Domestic sales were down owing to the Japanese recession and declining demand. However, overseas sales soared for digital PPCs, with color models also enjoying gains.

     *Other Imaging Solutions (sales down 4.5%, to 279.7 billion yen)

     The sales decline reflected a shift from analog PPCs to digital models offering superior expandability and functions.


Network Input/Output Systems (sales up 31.5%, to 344.2 billion yen)

     *Printing Systems (sales up 37.7%, to 299.2 billion yen)

     In Japan and overseas, the focus of customer demand continued to shift toward speed, networking, saving of the total costs of ownership and office productivity enhancement. Ricoh responded to those trends by releasing several MFPs that streamline document input/output, sharing, and storage, notably the Imagio Neo 220/270(Aficio 1022/1027) and the Imagio Neo 750/600. Ricoh augmented its very popular IPSiO Color 8000 (Aficio AP3800C), a fast, high-resolution color printer, with such models as the IPSiO Color 8150, which centralizes the management of color documents, and the affordable IPSiO Color 1600 color laser printer. These new offerings formed part of a groupwide drive to increase printer sales and strengthen printing solutions capabilities.

     *Other Input/Output Systems (sales up 1.1%, to 45.0 billion yen)

     Sales of this category were up only slightly owing to a switch to new standards in optical disc-related products.


Network System Solutions (sales down 1.2%, to 206.9 billion yen)

Ricoh has focused increasingly on useware, document management, and other solutions businesses in response to a shift in customer demand away from standalone models toward networked hardware, software, and services. Nonetheless, sales of network equipment in this category declined due to sales down of personal computers and servers owing to constrained corporate spending on information technology in Japan.


Other Businesses (sales down 6.5%, to 186.9 billion yen)

Sales declined in this category mainly because of falling demand for semiconductors, particularly for large-scale integrated circuits used in mobile communications equipment. Sales of metering equipment was again sluggish, reflecting stagnant demand.

* Consolidated Sales by Geographic Area


Japan (sales up 3.0%, to 902.6 billion yen)

The Japanese economy remained in recession during the year, causing companies to restrain information technology spending and restructure. In this circumstances, Ricoh increased sales of printing systems by 28.6%. MFPs performed particularly well, reflecting launches of offerings that meet customer needs and expanded marketing. On the other hand, sales declined for such offerings as analog PPCs, facsimile machines, personal computers, and servers. Overall office equipment sales thus decreased 2.0%. Including semiconductors and metering equipment, sales in Japan were off 3.0%.


The Americas (sales up 35.2%, to 341.7 billion yen)

Ricoh offset the effects of lower capital expenditure and an economic slowdown in the United States by expanding and reinforcing its sales networks, particularly in the North American market, thus increasing sales of core digital PPCs and MFPs. Lanier Worldwide, which Ricoh acquired in the previous fiscal year, contributed significantly to results through a successful strategy of expanding digital equipment and strengthening sales to major account clients.


Europe (sales up 25.8%, to 311.3 billion yen)

Ricoh's multibrand strategy continued to go from strength to strength in a European market that remained basically stable during the term, with the Company maintaining top market shares in both digital PPCs and MFPs.


Others (sales up 8.3%, to 116.6 billion yen)

Sales benefited from Ricoh's shift to digital and networked models. Ricoh aims to take advantage of China's admission to the World Trade Organization and that nation's deregulation and initiatives to open its market by strengthening its local sales network.

*Segment Information


Business Segment

Office Equipment

Sales of core digital PPCs and MFPs grew steadily, particularly overseas, reflecting launches of fast digital machines and high-value-added offerings that handle everything from document input/output to document sharing and administration. Sales and operating income in this segment also benefited from the yen's depreciation. Ricoh increased capital spending, especially in research and development. In addition, total assets increased owing to the lower yen, which overshadowed efforts to reduce inventories in Japan and overseas.


Other Businesses

Both sales and operating income in this segment were down owing to sluggish demand for semiconductors and metering equipment.

                                                                                (Billions of yen)
-------------------------------------------------------------------------------------------------
                                              Year ended      Year ended                   Change
                                           March 31, 2002    March 31, 2001
-------------------------------------------------------------------------------------------------
Identifiable assets:
  Office Equipment                                1,219.7           1,179.4                 +40.2
  Other Businesses                                  185.1             180.1                  +4.9
-------------------------------------------------------------------------------------------------
Capital expenditure:
  Office Equipment                                   68.5              61.8                  +6.6
  Other Businesses                                    5.6              10.2                  -4.6
-------------------------------------------------------------------------------------------------
Depreciation and Amortization:
  Office Equipment                                   64.4              52.9                 +11.5
  Other Businesses                                    7.4               7.5                  -0.1
-------------------------------------------------------------------------------------------------

Geographic Segment

Japan

Sales of business equipment rose amid solid exports and the favorable yen, offsetting decreased sales of semiconductors and metering equipment. On top of that, operating income was up significantly, reflecting a shift toward high-value-added products and structural reforms that lowered costs.


The Americas

Despite a U.S. economic slowdown and intensified competition, Ricoh was able to expand existing sales channels. At the same time, subsidiary Lanier Worldwide bore fruit with its strategy of bolstering sales of digital equipment and stepping up sales to major accounts. As a result, both segment sales and operating income improved.


Europe

Operating costs rose temporarily during the term owing to expenses associated with production changeovers to new models. Nonetheless, Ricoh continued to deliver favorable sales growth, centered on digital PPCs and MFPs, leading to gains in regional sales and operating income.


Others

Sales and operating income grew owing to steadily expanded sales in China and Asia and Oceania, supported by high productivity in the factories in China.

(2)  Expectations

* Overall economic prospects and countermeasures by the Ricoh Group in fiscal
2003

While many factors remain unclear on the domestic economic front, there are signs of a recovery in some sectors, and we expect a gradual turnaround from the second half of the year. Overseas, the United States appears to be on track for a recovery.

Against this backdrop, Ricoh will strive to expand sales, earnings, and cash flow through the following initiatives under its 14th medium-term management plan (April 2002 through March 2005) in its five operating regions of Japan, the Americas, Europe, Asian and Oceania, and China.

- Strengthen global responsiveness to step up sales to large corporations

- Reinforce capabilities in color equipment (PPCs, MFPs, and laser printers) in line with growing demand for color models

- Provide optimal printing solutions that meet customers' requirements for digital and networked environments and bolster printing equipment offerings, centered on MFPs

- Continue restructuring to improve revenues earnings, and cash flow

Exchange Rate Assumptions for Fiscal 2003
US$1 = 125 yen (125.10 yen in previous fiscal year)
Euro1 = 110 yen (110.60 yen in previous fiscal year)

                                                                                (Billions of yen)
-------------------------------------------------------------------------------------------------
                                        Year ended            Year ended                   Change
                                      March 31, 2003        March 31, 2002
                                        (Forecast)
-------------------------------------------------------------------------------------------------
 Domestic sales                                945.0                 902.6                   4.7%
 Overseas sales                                828.0                 769.6                   7.6%
Net sales                                    1,773.0               1,672.3                   6.0%(*1)
Gross profit                                   743.2                 699.9                   6.2%
Operating income                               136.0                 129.6                   4.9%
Income before income taxes                     122.0                 113.9                   7.1%
Net income                                      67.5                  61.6                   9.6%(*2)
-------------------------------------------------------------------------------------------------

Notes:
*1   Net sales would be ninth consecutive year of growth.
*2   Net income would be eleventh consecutive year of growth.

* Ricoh bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (Consolidated. Year ended March 31, 2002)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2002, AT THE BOARD OF DIRECTORS' MEETING: MAY 8, 2002

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2001 TO MARCH 31, 2002

(1) Operating Results

                                                                    (Millions of yen)
-------------------------------------------------------------------------------------
                                                   Year ended           Year ended
                                                 March 31, 2002       March 31, 2001
-------------------------------------------------------------------------------------
Net sales                                             1,672,340            1,538,262
  (% change from previous period)                           8.7                  6.3
Operating income                                        129,695              105,105
  (% change from previous period)                          23.4                 18.2
Income before income taxes                              113,950               97,765
  (% change from previous period)                          16.6                 38.9
Net income                                               61,614               53,228
  (% change from previous period)                          15.8                 27.0
Net income per share-basic (yen)                          88.27                76.85
Net income per share-diluted (yen)                        82.46                71.02
Return on equity (%)                                       10.4                  9.7
Income before income taxes on total assets (%)              6.4                  6.0
Income before income taxes on net sales (%)                 6.8                  6.4
-------------------------------------------------------------------------------------

Note: i. Equity in earnings of affiliates: 1,891 million yen (2,098 million yen in previous period)
      ii.  Some changes have been made in accounting method
      iii. Average number of shares outstanding: 698,025,167 shares (692,616,894 shares in previous period)


(2) Financial Position

                                                    (Millions of yen)
---------------------------------------------------------------------
                                  March 31, 2002       March 31, 2001
---------------------------------------------------------------------
Total assets                           1,832,928            1,704,791
Shareholders' equity                     633,020              556,728
Equity ratio (%)                            34.5                 32.7
Equity per share (yen)                    870.63               803.64
---------------------------------------------------------------------


(3) Cash Flows

                                                                  (Millions of yen)
-----------------------------------------------------------------------------------
                                                  Year ended           Year ended
                                                March 31, 2002       March 31, 2001
-----------------------------------------------------------------------------------
Cash flows from operating activities                   105,138              102,728
Cash flows from investing activities                   -65,792              -62,728
Cash flows from financing activities                    36,235              -88,382
Cash and cash equivalents at end of year               142,508               64,457
-----------------------------------------------------------------------------------


(4) Items relating to the scale of consolidation and the application of the equity method:

Number of consolidated subsidiaries: 331; nonconsolidated subsidiaries: 45; affiliated companies: 28


(5) Changes in accounting method, etc.:

Consolidated subsidiaries: 18 additions; 5 removals

Companies accounted for by the equity method: 6 additions; 5 removals


2.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2002 TO MARCH 31, 2003

                                                      (Millions of yen)
-----------------------------------------------------------------------
                                    Half year ended        Year ended
                                  September 30, 2002     March 31, 2003
-----------------------------------------------------------------------
Net sales                                    875,000          1,773,000
Operating income                              62,000            136,000
Income before income taxes                    55,000            122,000
Net income                                    30,500             67,500
-----------------------------------------------------------------------

Notes: Net income per share (Consolidated) 92.84 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the half year ended September 30, 2002 and year ended March 31, 2003. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of information currently available to management and subject risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 376 subsidiaries and 28 affiliates.

Their development, manufacturing, sales, and service activities center on office equipment (copiers and related supplies and communications and information systems), optical equipment, and other devices. The parent company heads development. The parent company and subsidiaries and affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.


Office Equipment

In this business category, the Company provides products and systems that help enhance the office productivity of customers. Major products include:
Digital/analog copiers, multifunctional printers (MFPs), laser printers, facsimile machines, digital duplicators, optical disks. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. The Company also provides support, service, and related supplies, as well as use ware including IT environment setup, network administration, and user support.


[Main Subsidiaries and Affiliates]

Production

     Japan -- Tohoku Ricoh Co., Ltd.; Ricoh Elemex Corporation, Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd.

     The Americas -- Ricoh Electronics, Inc.

     Europe -- Ricoh UK Products Ltd. and Ricoh Industrie France S.A.

     Other regions -- Ricoh Asia Industry (Shenzhen) Ltd., Sindo Ricoh Co., Ltd., Shanghai Ricoh Facsimile Co., Ltd.


Sales and Service

     Japan -- Ricoh Tohoku Co., Ltd. Ricoh Chubu Co., Ltd. Ricoh Kansai Co., Ltd. Ricoh Chugoku Co., Ltd. Ricoh Kyushu Co., Ltd. Tokyo Ricoh Co., Ltd. Osaka Ricoh Co., Ltd. and 43 other sales companies nationwide, Ricoh Technosystems Co., Ltd.; NBS Ricoh Co., Ltd.

     The Americas -- Ricoh Corporation, Savin Corporation, Lanier Worldwide,
     Inc.

     Europe -- Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., NRG Group PLC(*)

     Other regions -- Ricoh Hong Kong Ltd., Ricoh Asia Pacific Pte, Ltd., Ricoh Australia Pty, Ltd., Ricoh New Zealand Ltd.


Other Businesses

Manufacturing and marketing analog cameras and optical lenses, semiconductor devices, and measuring equipment, and providing leasing and logistics services


[Main Subsidiaries and Affiliates]

Production

     Japan -- Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation

     Overseas -- Taiwan Ricoh Co., Ltd.


Sales

     Ricoh Corporation, NRG Group PLC(*)


Other areas

     Ricoh Leasing Company, Ltd., Ricoh Logistics System Co., Ltd., Coca-Cola West Japan Co., Ltd. (affiliated company)

(*) In this fiscal year, Gestetner Holdings PLC changed the name to NRG
    Group PLC.

1.   CONSOLIDATED STATEMENTS OF INCOME


(Three months ended March 31, 2002 and 2001)                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                        March 31, 2002       March 31, 2001      Change        (%)
------------------------------------------------------------------------------------------------------------------
Net sales                                                        450,922              428,977    +21,945      (5.1)
Cost of sales                                                    266,503              259,304     +7,199      (2.8)
    Percentage of net sales(%)                                      59.1                 60.4
Gross profit                                                     184,419              169,673    +14,746      (8.7)
    Percentage of net sales(%)                                      40.9                 39.6
Selling, general and administrative expenses                     144,357              141,552     +2,805      (2.0)
    Percentage of net sales(%)                                      32.0                 33.0
Operating income                                                  40,062               28,121    +11,941     (42.5)
    Percentage of net sales(%)                                       8.9                  6.6
Other (income) expenses
  Interest and dividend income                                       698                2,126     -1,428    (-67.2)
    Percentage of net sales(%)                                       0.2                  0.5
  Interest expense                                                 1,670                3,095     -1,425    (-46.0)
    Percentage of net sales(%)                                       0.4                  0.7
  Other, net                                                       3,536               -1,519     +5,055   (-332.8)
    Percentage of net sales(%)                                       0.8                 -0.3
Income before income taxes, minority interests and
 equity in earnings of affiliates                                 35,554               28,671     +6,883     (24.0)
    Percentage of net sales(%)                                       7.9                  6.7
Provision for income taxes                                        16,659               12,933     +3,726     (28.8)
    Percentage of net sales(%)                                       3.7                  3.0
Minority interests in earnings of subsidiaries                       931                1,279       -348    (-27.2)
    Percentage of net sales(%)                                       0.2                  0.3
Equity in earnings of affiliates                                     351                  486       -135    (-27.8)
    Percentage of net sales(%)                                       0.1                  0.1
Net income                                                        18,315               14,945     +3,370     (22.5)
    Percentage of net sales(%)                                       4.1                  3.5
------------------------------------------------------------------------------------------------------------------

Reference: Exchange rate (average rate for the corresponding periods)

                          Three months ended   Three months ended
                            March 31, 2002       March 31, 2001
                          ------------------   ------------------
US$1                              132.50 Yen           118.17 Yen
EURO 1                            116.21 Yen           108.99 Yen



(Full year ended March 31, 2002 and 2001)                                                       (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                        Year ended          Year ended
                                                      March 31, 2002      March 31, 2001        Change         (%)
-------------------------------------------------------------------------------------------------------------------
Net sales                                                  1,672,340           1,538,262       +134,078        (8.7)
Cost of sales                                                972,394             924,893        +47,501        (5.1)
    Percentage of net sales(%)                                  58.1                60.1
Gross profit                                                 699,946             613,369        +86,577       (14.1)
    Percentage of net sales(%)                                  41.9                39.9
Selling, general and administrative expenses                 570,251             508,264        +61,987       (12.2)
    Percentage of net sales(%)                                  34.1                33.1
Operating income                                             129,695             105,105        +24,590       (23.4)
    Percentage of net sales(%)                                   7.8                 6.8
Other (income) expenses
  Interest and dividend income                                 4,753               8,045         -3,292      (-40.9)
    Percentage of net sales(%)                                   0.3                 0.5
  Interest expense                                             8,233               7,787           +446        (5.7)
    Percentage of net sales(%)                                   0.5                 0.5
  Other, net                                                  12,265               7,598         +4,667       (61.4)
    Percentage of net sales(%)                                   0.8                 0.4
Income before income taxes, minority interests and
 equity in earnings of affiliates                            113,950              97,765        +16,185       (16.6)
    Percentage of net sales(%)                                   6.8                 6.4
Provision for income taxes                                    51,147              43,512         +7,635       (17.5)
    Percentage of net sales(%)                                   3.0                 2.8
Minority interests in earnings of subsidiaries                 3,080               3,123            -43       (-1.4)
    Percentage of net sales(%)                                   0.2                 0.2
Equity in earnings of affiliates                               1,891               2,098           -207       (-9.9)
    Percentage of net sales(%)                                   0.1                 0.1
Net income                                                    61,614              53,228         +8,386       (15.8)
    Percentage of net sales(%)                                   3.7                 3.5
-------------------------------------------------------------------------------------------------------------------

Reference: Exchange rate (average rate for the corresponding periods)

                                   Year ended           Year ended
                                 March 31, 2002       March 31, 2001
                                 --------------       --------------
US$1                                 125.10 Yen           110.60 Yen
EURO 1                               110.60 Yen           100.41 Yen


2.   NET INCOME PER SHARE

                                                                                (Yen)
--------------------------------------------------------------------------------------
                                           Year ended          Year ended
                                         March 31, 2002      March 31, 2001     Change
--------------------------------------------------------------------------------------
Net income per share-basic                        88.27               76.85     +11.42
Net income per share-diluted                      82.46               71.02     +11.44
--------------------------------------------------------------------------------------

3.   CONSOLIDATED SALES BY PRODUCT LINE

(Three months ended March 31, 2002 and 2001)                                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                        Three months ended   Three months ended                        Excluding foreign
                                          March 31, 2002       March 31, 2001         Change     (%)    exchange impact       (%)
----------------------------------------------------------------------------------------------------------------------------------
Copiers and Related Supplies                       274,509              257,714      +16,795     (6.5)               +818     (0.3)
  Domestic                                         113,213              124,890      -11,677    (-9.3)            -11,677    (-9.3)
  Overseas                                         161,296              132,824      +28,472    (21.4)            +12,495     (9.4)
    Percentage of net sales(%)                        60.9                 60.1
----------------------------------------------------------------------------------------------------------------------------------
Communications and Information Systems:            123,787              120,146       +3,641     (3.0)               +581     (0.5)
  Domestic                                          82,813               83,332         -519    (-0.6)               -519    (-0.6)
  Overseas                                          40,974               36,814       +4,160    (11.3)             +1,100     (3.0)
    Percentage of net sales(%)                        27.4                 28.0
----------------------------------------------------------------------------------------------------------------------------------
Other Businesses                                    52,626               51,117       +1,509     (3.0)               +706     (1.4)
  Domestic                                          42,118               40,426       +1,692     (4.2)             +1,692     (4.2)
  Overseas                                          10,508               10,691         -183    (-1.7)               -986    (-9.2)
    Percentage of net sales(%)                        11.7                 11.9
----------------------------------------------------------------------------------------------------------------------------------
Total                                              450,922              428,977      +21,945     (5.1)             +2,105     (0.5)
  Domestic                                         238,144              248,648      -10,504    (-4.2)            -10,504    (-4.2)
    Percentage of net sales(%)                        52.8                 58.0
  Overseas                                         212,778              180,329      +32,449    (18.0)            +12,609     (7.0)
    Percentage of net sales(%)                        47.2                 42.0
      The Americas                                  96,506               78,289      +18,217    (23.3)             +7,924    (10.1)
        Percentage of net sales(%)                    21.4                 18.2
      Europe                                        85,328               70,244      +15,084    (21.5)             +7,877    (11.2)
        Percentage of net sales(%)                    18.9                 16.4
      Other                                         30,944               31,796         -852    (-2.7)             -3,192   (-10.0)
        Percentage of net sales(%)                     6.9                  7.4
----------------------------------------------------------------------------------------------------------------------------------

Reference: Exchange rate (average rate for the corresponding periods)


                       Three months ended   Three months ended
                         March 31, 2002       March 31, 2001
                       ------------------   ------------------
US$1                           132.50 Yen           118.17 Yen
EURO 1                         116.21 Yen           108.99 Yen



(Full year ended March 31, 2002 and 2001)                                                                       (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                              Year ended         Year ended                            Excluding foreign
                                            March 31, 2002     March 31, 2001      Change       (%)     exchange impact      (%)
---------------------------------------------------------------------------------------------------------------------------------
Copiers and Related Supplies                     1,038,495            915,333     +123,162     (13.5)            +64,347     (7.0)
  Domestic                                         453,939            467,956      -14,017     (-3.0)            -14,017    (-3.0)
  Overseas                                         584,556            447,377     +137,179     (30.7)            +78,364    (17.5)
    Percentage of net sales(%)                        62.1               59.5
----------------------------------------------------------------------------------------------------------------------------------
Communications and Information Systems             446,894            423,041      +23,853      (5.6)            +12,065     (2.9)
  Domestic                                         299,114            300,682       -1,568     (-0.5)             -1,568    (-0.5)
  Overseas                                         147,780            122,359      +25,421     (20.8)            +13,633    (11.1)
    Percentage of net sales(%)                        26.7               27.5
---------------------------------------------------------------------------------------------------------------------------------
Other Businesses                                   186,951            199,888      -12,937     (-6.5)            -15,303    (-7.7)
  Domestic                                         149,602            161,795      -12,193     (-7.5)            -12,193    (-7.5)
  Overseas                                          37,349             38,093         -744     (-2.0)             -3,110    (-8.2)
    Percentage of net sales(%)                        11.2               13.0
---------------------------------------------------------------------------------------------------------------------------------
Total                                            1,672,340          1,538,262     +134,078      (8.7)            +61,109     (4.0)
  Domestic                                         902,655            930,433      -27,778     (-3.0)            -27,778    (-3.0)
    Percentage of net sales(%)                        54.0               60.5
  Overseas                                         769,685            607,829     +161,856     (26.6)            +88,887    (14.6)
    Percentage of net sales(%)                        46.0               39.5
      The Americas                                 341,747            252,698      +89,049     (35.2)            +49,869    (19.7)
        Percentage of net sales(%)                    20.4               16.4
      Europe                                       311,312            247,449      +63,863     (25.8)            +37,575    (15.2)
        Percentage of net sales(%)                    18.6               16.1
      Other                                        116,626            107,682       +8,944      (8.3)             +1,443     (1.3)
        Percentage of net sales(%)                     7.0                7.0
---------------------------------------------------------------------------------------------------------------------------------

Reference: Exchange rate (average rate for the corresponding periods)


                              Year ended           Year ended
                            March 31, 2002       March 31, 2001
                            --------------       --------------
US$1                            125.10 Yen           110.60 Yen
EURO 1                          110.60 Yen           100.41 Yen

4.   CONSOLIDATED SALES BY CATEGORY


(Three months ended March 31, 2002 and 2001)                                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                        Three months ended   Three months ended      Change     (%)    Excluding foreign
                                          March 31, 2002       March 31, 2001                           exchange impact       (%)
----------------------------------------------------------------------------------------------------------------------------------
Imaging Solutions:
Digital Imaging Systems                            180,519              157,023     +23,496    (15.0)            +12,777      (8.1)
    Percentage of net sales(%)                        40.0                 36.6
  Domestic                                          72,674               81,470      -8,796   (-10.8)             -8,796    (-10.8)
  Overseas                                         107,845               75,553     +32,292    (42.7)            +21,573     (28.6)
Other Imaging Systems                               66,107               77,403     -11,296   (-14.6)            -15,561    (-20.1)
    Percentage of net sales(%)                        14.7                 18.1
  Domestic                                          21,328               25,079      -3,751   (-15.0)             -3,751    (-15.0)
  Overseas                                          44,779               52,324      -7,545   (-14.4)            -11,810    (-22.6)
Total Imaging Solutions                            246,626              234,426     +12,200     (5.2)             -2,784     (-1.2)
    Percentage of net sales(%)                        54.7                 54.7
  Domestic                                          94,002              106,549     -12,547   (-11.8)            -12,547    (-11.8)
  Overseas                                         152,624              127,877     +24,747    (19.4)             +9,763      (7.6)
----------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
Printing Systems                                    80,228               70,593      +9,635    (13.6)             +5,738      (8.1)
    Percentage of net sales(%)                        17.8                 16.5
  Domestic                                          40,087               37,728      +2,359     (6.3)             +2,359      (6.3)
  Overseas                                          40,141               32,865      +7,276    (22.1)             +3,379     (10.3)
Other Input/Output Systems                          12,484               12,570         -86    (-0.7)               -176     (-1.4)
    Percentage of net sales(%)                         2.7                  2.9
  Domestic                                           3,641                5,603      -1,962   (-35.0)             -1,962    (-35.0)
  Overseas                                           8,843                6,967      +1,876    (26.9)             +1,786     (25.6)
Total Networking input/output systems               92,712               83,163      +9,549    (11.5)             +5,562      (6.7)
    Percentage of net sales(%)                        20.5                 19.4
  Domestic                                          43,728               43,331        +397     (0.9)               +397      (0.9)
  Overseas                                          48,984               39,832      +9,152    (23.0)             +5,165     (13.0)
----------------------------------------------------------------------------------------------------------------------------------
Network system solutions                            58,958               60,271      -1,313    (-2.2)             -1,379     (-2.3)
    Percentage of net sales(%)                        13.1                 14.0
  Domestic                                          58,296               58,342         -46    (-0.1)                -46     (-0.1)
  Overseas                                             662                1,929      -1,267   (-65.7)             -1,333    (-69.1)
----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                             398,296              377,860     +20,436     (5.4)             +1,399      (0.4)
    Percentage of net sales(%)                        88.3                 88.1
  Domestic                                         196,026              208,222     -12,196    (-5.9)            -12,196     (-5.9)
  Overseas                                         202,270              169,638     +32,632    (19.2)            +13,595      (8.0)
----------------------------------------------------------------------------------------------------------------------------------
Other Businesses                                    52,626               51,117      +1,509     (3.0)               +706      (1.4)
    Percentage of net sales(%)                        11.7                 11.9
  Domestic                                          42,118               40,426      +1,692     (4.2)             +1,692      (4.2)
  Overseas                                          10,508               10,691        -183    (-1.7)               -986     (-9.2)
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                        450,922              428,977     +21,945     (5.1)             +2,105      (0.5)
    Percentage of net sales(%)                       100.0                100.0
  Domestic                                         238,144              248,648     -10,504    (-4.2)            -10,504     (-4.2)
    Percentage of net sales(%)                        52.8                 58.0
  Overseas                                         212,778              180,329     +32,449    (18.0)            +12,609      (7.0)
    Percentage of net sales(%)                        47.2                 42.0
      The Americas                                  96,506               78,289     +18,217    (23.3)             +7,924     (10.1)
        Percentage of net sales(%)                    21.4                 18.2
      Europe                                        85,328               70,244     +15,084    (21.5)             +7,877     (11.2)
        Percentage of net sales(%)                    18.9                 16.4
      Other                                         30,944               31,796        -852    (-2.7)             -3,192    (-10.0)
        Percentage of net sales(%)                     6.9                  7.4
----------------------------------------------------------------------------------------------------------------------------------

Each category includes the following products:

Digital Imaging Systems       Digital PPCs, color PPCs, digital duplicators,
                              facsimile machines, related supplies and services

Other Imaging Systems         Analog PPCs, diazo copiers, and related supplies
                              including thermal paper, and services

Printing Systems              Multifunctional printers (MFPs), laser printers,
                              related supplies, services and software

Other Input/Output Systems    Optical discs, systems and scanners

Network System Solutions      Personal computers, PC servers, network systems,
                              network related software, and service/support

Other Businesses              Digital cameras, analog cameras, semiconductors

Reference: Exchange rate (average rate for the corresponding periods)

                               Three months ended   Three months ended
                                 March 31, 2002       March 31, 2001
                               ------------------   ------------------
US$1                                   132.50 Yen           118.17 Yen
EURO 1                                 116.21 Yen           108.99 Yen


(Full year ended March 31, 2002 and 2001)                                                                   (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                            Year ended           Year ended                            Excluding foreign
                                          March 31, 2002       March 31, 2001       Change      (%)     exchange impact       (%)
----------------------------------------------------------------------------------------------------------------------------------
Imaging Solutions:
Digital Imaging Systems                          654,425              574,161      +80,264     (14.0)            +43,900      (7.6)
    Percentage of net sales(%)                      39,1                 37.3
  Domestic                                       294,827              313,805      -18,978     (-6.0)            -18,978     (-6.0)
  Overseas                                       359,598              260,356      +99,242     (38.1)            +62,878     (24.2)
Other Imaging Systems                            279,755              292,872      -13,117     (-4.5)            -30,859    (-10.5)
    Percentage of net sales(%)                      16.7                 19.1
  Domestic                                        97,356              120,963      -23,607    (-19.5)            -23,607    (-19.5)
  Overseas                                       182,399              171,909      +10,490      (6.1)             -7,252     (-4.2)
Total Imaging Solutions                          934,180              867,033      +67,147      (7.7)            +13,041      (1.5)
    Percentage of net sales(%)                      55.8                 56.4
  Domestic                                       392,183              434,768      -42,585     (-9.8)            -42,585     (-9.8)
  Overseas                                       541,997              432,265     +109,732     (25.4)            +55,626     (12.9)
----------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
Printing Systems                                 299,231              217,308      +81,923     (37.7)            +66,386     (30.5)
    Percentage of net sales(%)                      17.9                 14.1
  Domestic                                       141,273              109,824      +31,449     (28.6)            +31,449     (28.6)
  Overseas                                       157,958              107,484      +50,474     (47.0)            +34,937     (32.5)
Other Input/Output Systems                        45,016               44,530         +486      (1.1)               -320     (-0.7)
    Percentage of net sales(%)                       2.7                  2.9
  Domestic                                        14,966               19,336       -4,370    (-22.6)             -4,370    (-22.6)
  Overseas                                        30,050               25,194       +4,856     (19.3)             +4,050     (16.1)
Total Networking input/output systems            344,247              261,838      +82,409     (31.5)            +66,066     (25.2)
    Percentage of net sales(%)                      20.6                 17.0
  Domestic                                       156,239              129,160      +27,079     (21.0)            +27,079     (21.0)
  Overseas                                       188,008              132,678      +55,330     (41.7)            +38,987     (29.4)
----------------------------------------------------------------------------------------------------------------------------------
Network system solutions                         206,962              209,503       -2,541     (-1.2)             -2,695     (-1.3)
    Percentage of net sales(%)                      12.4                 13.6
  Domestic                                       204,631              204,710          -79      (0.0)                -79      (0.0)
  Overseas                                         2,331                4,793       -2,462    (-51.4)             -2,616    (-54.6)
----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                         1,485,389            1,338,374     +147,015     (11.0)            +76,412      (5.7)
    Percentage of net sales(%)                      88.8                 87.0
  Domestic                                       753,053              768,638      -15,585     (-2.0)            -15,585     (-2.0)
  Overseas                                       732,336              569,736     +162,600     (28.5)            +91,997     (16.1)
----------------------------------------------------------------------------------------------------------------------------------
Other Businesses                                 186,951              199,888      -12,937     (-6.5)            -15,303     (-7.7)
    Percentage of net sales(%)                      11.2                 13.0
  Domestic                                       149,602              161,795      -12,193     (-7.5)            -12,193     (-7.5)
  Overseas                                        37,349               38,093         -744     (-2.0)             -3,110     (-8.2)
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                    1,672,340            1,538,262     +134,078      (8.7)            +61,109      (4.0)
    Percentage of net sales(%)                     100.0                100.0
  Domestic                                       902,655              930,433      -27,778     (-3.0)            -27,778     (-3.0)
    Percentage of net sales(%)                      54.0                 60.5
  Overseas                                       769,685              607,829     +161,856     (26.6)            +88,887     (14.6)
    Percentage of net sales(%)                      46.0                 39.5
       The Americas                              341,747              252,698      +89,049     (35.2)            +49,869     (19.7)
         Percentage of net sales(%)                 20.4                 16.4
       Europe                                    311,312              247,449      +63,863     (25.8)            +37,575     (15.2)
         Percentage of net sales(%)                 18.6                 16.1
       Other                                     116,626              107,682       +8,944      (8.3)             +1,443      (1.3)
         Percentage of net sales(%)                  7.0                  7.0
----------------------------------------------------------------------------------------------------------------------------------

Each category includes the following products:

Digital Imaging Systems       Digital PPCs, color PPCs, digital duplicators,
                              facsimile machines, related supplies and services

Other Imaging Systems         Analog PPCs, diazo copiers, and related supplies
                              including thermal paper, and services

Printing Systems              Multifunctional printers (MFPs), laser printers,
                              related supplies, services and software

Other Input/Output Systems    Optical discs, systems and scanners

Network System Solutions      Personal computers, PC servers, network systems,
                              network related software, and service/support

Other Businesses              Digital cameras, analog cameras, semiconductors

Reference: Exchange rate (average rate for the corresponding periods)

                                   Year ended           Year ended
                                 March 31, 2002       March 31, 2001
                                 --------------       --------------
US$1                                 125.10 Yen           110.60 Yen
EURO 1                               110.60 Yen           100.41 Yen

5.   BALANCE SHEETS (CONSOLIDATED)


March 31, 2002 and 2001
Assets                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------
                                        March 31, 2002     March 31, 2001         Change
-----------------------------------------------------------------------------------------
Current Assets                                 863,668            779,407         +84,261
  Cash and cash equivalents                    154,986             75,644         +79,342
  Trade receivables                            442,399            410,861         +31,538
  Marketable securities                         50,599             62,213         -11,614
  Inventories                                  162,176            176,383         -14,207
  Other current assets                          53,508             54,306            -798

Fixed Assets                                   969,260            925,384         +43,876
  Tangible fixed assets                        259,380            267,249          -7,869
  Finance receivable                           447,829            428,790         +19,039
  Other Investments and other assets           262,051            229,345         +32,706
-----------------------------------------------------------------------------------------
Total Assets                                 1,832,928          1,704,791        +128,137
-----------------------------------------------------------------------------------------


Liabilities and Minority Interest                                      (Millions of yen)
----------------------------------------------------------------------------------------
                                       March 31, 2002     March 31, 2001         Change
----------------------------------------------------------------------------------------
Current Liabilities                           665,701            779,436        -113,735
  Trade payable                               277,753            291,791         -14,038
  Short-term borrowings                       228,408            321,185         -92,777
  Other current liabilities                   159,540            166,460          -6,920

Fixed Liabilities                             483,159            321,196        +161,963
  Long-term indebtedness                      332,995            217,743        +115,252
  Retirement benefit obligation               119,572             82,828         +36,744
  Other fixed liabilities                      30,592             20,625          +9,967
----------------------------------------------------------------------------------------
Total Liabilities                           1,148,860          1,100,632         +48,228
----------------------------------------------------------------------------------------
Minority Interest                              51,048             47,431          +3,617
----------------------------------------------------------------------------------------



Shareholders' Investment                                                       (Millions of yen)
------------------------------------------------------------------------------------------------
                                                March 31, 2002    March 31, 2001         Change
------------------------------------------------------------------------------------------------
Shareholders' Investment                               633,020           556,728         +76,292
  Common stock                                         120,461           103,434         +17,027
  Additional paid-in capital                           171,628           154,635         +16,993
  Retained earnings                                    385,741           332,447         +53,294
  Accumulated other comprehensive income               -44,376           -33,788         -10,588
  Treasury stock                                          -434                 -            -434
------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment       1,832,928         1,704,791        +128,137
------------------------------------------------------------------------------------------------

Notes:

                                                                  March 31, 2002    March 31, 2001
                                                                  --------------    --------------
Contents of cash and deposits
  Cash and cash equivalents                                              142,508            64,457
  Time deposits                                                           12,478            11,187

Accumulated other comprehensive income (losses);
  Net unrealized holding gains on available-for-sale
   securities                                                             10,566            11,332          -766
  Minimum pension liability adjustments                                  -39,710           -23,579       -16,131
  Net unrealized gains (losses) on derivative instruments                   -207                 -          -207
  Cumulative translation adjustments                                     -15,025           -21,541        +6,516

-------------------------------------------------------------------
                                 March 31, 2002      March 31, 2001
-------------------------------------------------------------------
Exchange rate (end of term)
US$1                                 133.25 Yen          123.90 Yen
EURO 1                               116.14 Yen          109.33 Yen


6.   RETAINED EARNINGS

For the years ended March 31, 2002 and 2001                                 (Millions of yen)
---------------------------------------------------------------------------------------------
                                                             Year ended          Year ended
                                                           March 31, 2002      March 31, 2001
---------------------------------------------------------------------------------------------
Retained earnings (beginning balance)                             332,447             287,182
Net income                                                         61,614              53,228
Cash dividends                                                      8,320               7,963
Retained earnings (ending balance)                                385,741             332,447
---------------------------------------------------------------------------------------------

7.   STATEMENTS OF CASH FLOW (CONSOLIDATED)

For the years ended March 31, 2002 and 2001                                                   (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                              Year ended          Year ended
                                                                            March 31, 2002       March 31, 2001
---------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
  1. Net income                                                                     61,614               53,228
  2. Adjustments to reconcile net income to net cash provided by operating activities --
     Depreciation and amortization                                                  73,782               62,142
     Equity in earnings of affiliates, net of dividends received                    -1,260               -1,056
     Deferred income taxes                                                          -1,218               -9,994
     Loss on disposal and sales of plant and equipment                               1,665                2,223
     Changes in assets and liabilities, net of effects from acquisition --
      Increase in trade receivables                                                -20,006              -32,476
      Decrease (increase) in inventories                                            21,194               -7,167
      Increase in finance receivables                                              -13,620              -15,127
      (Decrease) increase in trade payables                                        -19,535               16,235
      (Decrease) increase in accrued income taxes and accrued expenses
       and other                                                                   -13,592               27,310
      Retirement benefit obligation, net                                             8,374                1,667
     Other, net                                                                      7,740                5,743
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          105,138              102,728
---------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
  1. Proceeds from sales of plant and equipment                                        756                1,120
  2. Expenditures for plant and equipment                                          -75,231              -73,040
  3. Payments for purchases of available-for-sale securities                       -38,564              -52,853
  4. Proceeds from sales of available-for-sale securities                           68,736               93,705
  5. Decrease in investments in and advances to affiliates                               5                   51
  6. Decrease (increase) in time deposits                                             -477                6,797
  7. Acquisition amount of Lanier Worldwide, Inc                                         -              -28,103
  8. Other, net                                                                    -21,017              -10,405
---------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                              -65,792              -62,728
---------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
  1. Proceeds from long-term indebtedness                                           71,075               33,183
  2. Repayment of long-term indebtedness                                           -79,640             -114,701
  3. (Decrease) increase in short-term borrowings, net                             -39,414                5,565
  4. Proceeds from issuance of long-term debt securities                           103,500                    -
  5. Repayment of long-term debt securities                                         10,000               -2,990
  6. Cash dividends paid                                                            -8,322               -7,964
  7. Other, net                                                                       -964               -1,475
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                 36,235              -88,382
---------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                     2,470                1,001
---------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                             78,051              -47,381
---------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                  64,457              111,838
---------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Year                                      142,508               64,457
---------------------------------------------------------------------------------------------------------------

8.   SEGMENT INFORMATION

(1)  BUSINESS SEGMENT INFORMATION


(Three months ended March 31, 2002 and 2001)                                                          (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                          Three months ended   Three months ended
                                                           March 31, 2002       March 31, 2001        Change        (%)
-------------------------------------------------------------------------------------------------------------------------
Net sales:
  Office Equipment                                                   398,296              377,860     +20,436        (5.4)
  Other Businesses                                                    53,453               52,393      +1,060        (2.0)
  Intersegment                                                          -827               -1,276        +449      (-35.2)
-------------------------------------------------------------------------------------------------------------------------
Total                                                                450,922              428,977     +21,945        (5.1)
-------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Office Equipment                                                   343,831              337,530      +6,301        (1.9)
  Other Businesses                                                    51,385               49,175      +2,210        (4.5)
  Intersegment                                                          -830               -1,297        +467      (-36.0)
  Corporate                                                           16,474               15,448      +1,026        (6.6)
-------------------------------------------------------------------------------------------------------------------------
Total                                                                410,860              400,856     +10,004        (2.5)
-------------------------------------------------------------------------------------------------------------------------
Operating income:
  Office Equipment                                                    54,465               40,330     +14,135       (35.0)
    Operating income on office equipment sales(%)                       13.7                 10.7         3.0
  Other Businesses                                                     2,068                3,218      -1,150      (-35.7)
    Operating income on other business sales(%)                          3.9                  6.1        -2.2
  Intersegment                                                             3                   21         -18      (-85.7)
  Corporate                                                          -16,474              -15,448      -1,026        (6.6)
-------------------------------------------------------------------------------------------------------------------------
Consolidated operating income                                         40,062               28,121     +11,941       (42.5)
-------------------------------------------------------------------------------------------------------------------------
Other income (expenses)                                               -4,508                  550      -5,058     (-919.6)
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                            35,554               28,671      +6,883       (24.0)
-------------------------------------------------------------------------------------------------------------------------
Identifiable assets:
  Office Equipment                                                 1,219,723            1,179,499     +40,224        (3.4)
  Other Businesses                                                   185,158              180,164      +4,994        (2.8)
  Intersegment                                                        -6,991               -9,116      +2,125      (-23.3)
  Corporate assets                                                   435,038              354,244     +80,794       (22.8)
-------------------------------------------------------------------------------------------------------------------------
Total                                                              1,832,928            1,704,791    +128,137        (7.5)
-------------------------------------------------------------------------------------------------------------------------
Capital expenditure:
  Office Equipment                                                    18,212               19,866      -1,654       (-8.3)
  Other Businesses                                                       589                2,733      -2,144      (-78.4)
  Corporate                                                              203                   51        +152      (298.0)
-------------------------------------------------------------------------------------------------------------------------
Total                                                                 19,004               22,650      -3,646      (-16.1)
-------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization:
  Office Equipment                                                    17,736               14,098      +3,638       (25.8)
  Other Businesses                                                     2,016                2,086         -70       (-3.4)
  Corporate                                                              634                  782        -148      (-18.9)
-------------------------------------------------------------------------------------------------------------------------
Total                                                                 20,386               16,966      +3,420       (20.2)
-------------------------------------------------------------------------------------------------------------------------

(Full year ended March 31, 2002 and 2001)                                                    (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                         Year ended      Year ended
                                                       March 31, 2002   March 31, 2001        Change        (%)
----------------------------------------------------------------------------------------------------------------
Net sales:
  Office Equipment                                          1,485,389        1,338,374       +147,015      (11.0)
  Other Businesses                                            190,815          205,095        -14,280      (-7.0)
  Intersegment                                                 -3,864           -5,207         +1,343     (-25.8)
----------------------------------------------------------------------------------------------------------------
Total                                                       1,672,340        1,538,262       +134,078       (8.7)
----------------------------------------------------------------------------------------------------------------
Operating expenses:
  Office Equipment                                          1,304,079        1,195,834       +108,245       (9.1)
  Other Businesses                                            187,424          191,909         -4,485      (-2.3)
  Intersegment                                                 -3,893           -5,218         +1,325     (-25.4)
  Corporate                                                    55,035           50,632         +4,403       (8.7)
----------------------------------------------------------------------------------------------------------------
Total                                                       1,542,645        1,433,157       +109,488       (7.6)
----------------------------------------------------------------------------------------------------------------
Operating income:
  Office Equipment                                            181,310          142,540        +38,770      (27.2)
    Operating income on office equipment sales(%)                12.2             10.7            1.5
  Other Businesses                                              3,391           13,186         -9,795     (-74.3)
    Operating income on other business sales(%)                   1.8              6.4           -4.6
Intersegment                                                       29               11            +18     (163.6)
Corporate                                                     -55,035          -50,632         -4,403       (8.7)
----------------------------------------------------------------------------------------------------------------
Consolidated operating income                                 129,695          105,105        +24,590      (23.4)
----------------------------------------------------------------------------------------------------------------
Other income (expenses)                                       -15,745           -7,340         -8,405     (114.5)
----------------------------------------------------------------------------------------------------------------
Income before income taxes                                    113,950           97,765        +16,185      (16.6)
----------------------------------------------------------------------------------------------------------------
Identifiable assets:
  Office Equipment                                          1,219,723        1,179,499        +40,224       (3.4)
  Other Businesses                                            185,158          180,164         +4,994       (2.8)
  Intersegment                                                 -6,991           -9,116         +2,125     (-23.3)
  Corporate assets                                            435,038          354,244        +80,794      (22.8)
----------------------------------------------------------------------------------------------------------------
Total                                                       1,832,928        1,704,791       +128,137       (7.5)
----------------------------------------------------------------------------------------------------------------
Capital expenditure:
  Office Equipment                                             68,513           61,836         +6,677      (10.8)
  Other Businesses                                              5,633           10,235         -4,602     (-45.0)
  Corporate                                                     1,530            1,258           +272      (21.6)
----------------------------------------------------------------------------------------------------------------
Total                                                          75,676           73,329         +2,347       (3.2)
----------------------------------------------------------------------------------------------------------------
Depreciation and Amortization:
  Office Equipment                                             64,426           52,908        +11,518      (21.8)
  Other Businesses                                              7,448            7,598           -150      (-2.0)
  Corporate                                                     1,908            1,636           +272      (16.6)
----------------------------------------------------------------------------------------------------------------
Total                                                          73,782           62,142        +11,640      (18.7)
----------------------------------------------------------------------------------------------------------------

(2)  GEOGRAPHIC SEGMENT INFORMATION


(Three months ended March 31, 2002 and 2001)                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                          Three months ended   Three months ended
                                                            March 31, 2002       March 31, 2001       Change      (%)
-----------------------------------------------------------------------------------------------------------------------
Net sales:
Japan
  Unaffiliated Customers                                             249,481              255,307      -5,826     (-2.3)
  Intersegment                                                        78,886               73,331      +5,555      (7.6)
  Total                                                              328,367              328,638        -271     (-0.1)
The Americas
  Unaffiliated Customers                                              94,489               78,200     +16,289     (20.8)
  Intersegment                                                         3,110                  972      +2,138    (220.0)
  Total                                                               97,599               79,172     +18,427     (23.3)
Europe
  Unaffiliated Customers                                              84,293               74,896      +9,397     (12.5)
  Intersegment                                                           875                  955         -80     (-8.4)
  Total                                                               85,168               75,851      +9,317     (12.3)
Other
  Unaffiliated Customers                                              22,659               20,574      +2,085     (10.1)
  Intersegment                                                        15,889               11,082      +4,807     (43.4)
  Total                                                               38,548               31,656      +6,892     (21.8)

  Intersegment                                                       -98,760              -86,340     -12,420     (14.4)
-----------------------------------------------------------------------------------------------------------------------
Total                                                                450,922              428,977     +21,945      (5.1)
-----------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Japan                                                              301,329              309,403      -8,074     (-2.6)
  The Americas                                                        89,089               74,907     +14,182     (18.9)
  Europe                                                              81,759               71,072     +10,687     (15.0)
  Other                                                               36,015               29,530      +6,485     (22.0)
  Corporate and eliminations                                         -97,332              -84,056     -13,276     (15.8)
-----------------------------------------------------------------------------------------------------------------------
Total                                                                410,860              400,856     +10,004      (2.5)
-----------------------------------------------------------------------------------------------------------------------
Operating income:
  Japan                                                               27,038               19,235      +7,803     (40.6)
    Operating income on sales in Japan(%)                                8.2                  5.9         2.3
  The Americas                                                         8,510                4,265      +4,245     (99.5)
    Operating income on sales in the Americas(%)                         8.7                  5.4         3.3
  Europe                                                               3,409                4,779      -1,370    (-28.7)
    Operating income on sales in Europe(%)                               4.0                  6.3        -2.3
  Other                                                                2,533                2,126        +407     (19.1)
    Operating income on sales in other regions(%)                        6.6                  6.7        -0.1
  Corporate and eliminations                                          -1,428               -2,284        +856    (-37.5)
-----------------------------------------------------------------------------------------------------------------------
Consolidated operating income                                         40,062               28,121      11,941     (42.5)
-----------------------------------------------------------------------------------------------------------------------
Other income (expenses)                                               -4,508                  550      -5,058   (-919.6)
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                            35,554               28,671      +6,883     (24.0)
-----------------------------------------------------------------------------------------------------------------------
Identifiable assets:
  Japan                                                            1,084,387            1,042,557     +41,830      (4.0)
  The Americas                                                       228,743              209,638     +19,105      (9.1)
  Europe                                                             172,408              163,542      +8,866      (5.4)
  Other                                                               61,549               63,438      -1,889     (-3.0)
  Eliminations                                                      -149,197             -128,628     -20,569     (16.0)
  Corporate assets                                                   435,038              354,244     +80,794     (22.8)
-----------------------------------------------------------------------------------------------------------------------
Total                                                              1,832,928            1,704,791    +128,137      (7.5)
-----------------------------------------------------------------------------------------------------------------------


(Full year ended March 31, 2002 and 2001)                                                          (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                          Year ended      Year ended
                                                        March 31, 2002    March 31, 2001          Change        (%)
--------------------------------------------------------------------------------------------------------------------
Net sales:
Japan
  Unaffiliated Customers                                       938,946           954,125         -15,179       (-1.6)
  Intersegment                                                 309,745           279,802         +29,943       (10.7)
  Total                                                      1,248,691         1,233,927         +14,764        (1.2)
The Americas
  Unaffiliated Customers                                       338,016           252,029         +85,987       (34.1)
  Intersegment                                                   8,937             4,470          +4,467       (99.9)
  Total                                                        346,953           256,499         +90,454       (35.3)
Europe
  Unaffiliated Customers                                       309,086           254,548         +54,538       (21.4)
  Intersegment                                                   4,265             3,246          +1,019       (31.4)
  Total                                                        313,351           257,794         +55,557       (21.6)
Other
  Unaffiliated Customers                                        86,292            77,560          +8,732       (11.3)
  Intersegment                                                  60,655            39,571         +21,084       (53.3)
  Total                                                        146,947           117,131         +29,816       (25.5)

  Intersegment                                                -383,602          -327,089         -56,513       (17.3)
--------------------------------------------------------------------------------------------------------------------
Total                                                        1,672,340         1,538,262        +134,078        (8.7)
--------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Japan                                                      1,142,522         1,150,353          -7,831       (-0.7)
  The Americas                                                 335,521           247,521         +88,000       (35.6)
  Europe                                                       301,152           246,498         +54,654       (22.2)
  Other                                                        139,874           110,937         +28,937       (26.1)
  Corporate and eliminations                                  -376,424          -322,152         -54,272       (16.8)
--------------------------------------------------------------------------------------------------------------------
Total                                                        1,542,645         1,433,157        +109,488        (7.6)
--------------------------------------------------------------------------------------------------------------------
Operating income:
  Japan                                                        106,169            83,574         +22,595       (27.0)
    Operating income on sales in Japan(%)                          8.5               6.8             1.7
  The Americas                                                  11,432             8,978          +2,454       (27.3)
    Operating income on sales in the Americas(%)                   3.3               3.5            -0.2
  Europe                                                        12,199            11,296            +903        (8.0)
    Operating income on sales in Europe(%)                         3.9               4.4            -0.5
  Other                                                          7,073             6,194            +879       (14.2)
    Operating income on sales in other regions(%)                  4.8               5.3            -0.5
  Corporate and eliminations                                    -7,178            -4,937          -2,241       (45.4)
--------------------------------------------------------------------------------------------------------------------
Consolidated operating income                                  129,695           105,105         +24,590       (23.4)
--------------------------------------------------------------------------------------------------------------------
Other income (expenses)                                        -15,745            -7,340          -8,405      (114.5)
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                     113,950            97,765         +16,185       (16.6)
--------------------------------------------------------------------------------------------------------------------
Identifiable assets:
  Japan                                                      1,084,387         1,042,557         +41,830        (4.0)
  The Americas                                                 228,743           209,638         +19,105        (9.1)
  Europe                                                       172,408           163,542          +8,866        (5.4)
  Other                                                         61,549            63,438          -1,889       (-3.0)
  Eliminations                                                -149,197          -128,628         -20,569       (16.0)
  Corporate assets                                             435,038           354,244         +80,794       (22.8)
--------------------------------------------------------------------------------------------------------------------
Total                                                        1,832,928         1,704,791        +128,137        (7.5)
--------------------------------------------------------------------------------------------------------------------

9.   SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. ITEMS RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD

     Consolidated subsidiaries:

     18 additions including Ricoh Tohoku Co., Ltd. Ricoh Chubu Co., Ltd. Ricoh Kansai Co., Ltd. Ricoh Chugoku Co., Ltd. and Ricoh Kyushu Co., Ltd.
     5 removals including Higashi Shizuoka Ricoh Co., Ltd.

     Companies accounted for by the equity method:

     6 additions including Tohoku Ricoh (Fuzhon) Printing Products Co., Ltd. 5 removals including NRG Singapore Pte. Ltd.


2.   CONSOLIDATED ACCOUNTING POLICIES

(1)  Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in affiliated companies are accounted for on the equity basis.


(2)  Securities

Ricoh conforms with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain investments in debt and equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. Available-for-sale are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of the securities sold was computed based on the average cost of each security held at the time of sale.


(3)  Inventories

Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.


(4)  Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."


(5)  Goodwill

Ricoh has classified as goodwill the cost in excess of fair value of the net assets of major companies acquired in purchase transactions. Goodwill is being amortized on a straight-line method over the estimated periods benefited, not to exceed 20 years.


(6)  Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

10.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  FAIR MARKET VALUE OF MARKETABLE SECURITIES

The non-marketable securities as of March 31, 2002 and 2001 primarily relate to less than 20%-owned companies. The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2002 and 2001 are as follows:

------------------------------------------------------------------------------------------------------------------------------
                                              Year ended March 31, 2002                                      (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                             Cost    Gross unrealized     Gross unrealized          Fair value
                                                                       holding gains       holding losses
------------------------------------------------------------------------------------------------------------------------------
Current:
  Japanese and foreign governmental bond securities              -                   -                   -                   -
  Corporate debt securities                                 21,338               1,205                  12              22,531
  Other                                                     28,068                   -                   -              28,068
------------------------------------------------------------------------------------------------------------------------------
                                                            49,406               1,205                  12              50,599
------------------------------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity securities                                          7,457               6,025                 469              13,013
  Corporate debt securities                                     20                   6                   -                  26
  Other                                                     10,612                 205                 519              10,298
  Non-marketable securities                                  5,549                   -                   -               5,549
------------------------------------------------------------------------------------------------------------------------------
                                                            23,638               6,236                 988              28,886
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                              Year ended March 31, 2001                                      (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                             Cost    Gross unrealized     Gross unrealized          Fair value
                                                                       holding gains       holding losses
------------------------------------------------------------------------------------------------------------------------------
Current:
  Japanese and foreign governmental bond securities            997                  10                   -               1,007
  Corporate debt securities                                  7,062                   2                  12               7,052
  Other                                                     54,168                   5                  19              54,154
------------------------------------------------------------------------------------------------------------------------------
                                                            62,227                  17                  31              62,213
------------------------------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity securities                                          7,686               8,805                 453              16,038
  Corporate debt securities                                 21,587               2,656                  53              24,190
  Other                                                      7,639                   6               1,642               6,003
  Non-marketable securities                                  2,845                   -                   -               2,845
------------------------------------------------------------------------------------------------------------------------------
                                                            39,757              11,467               2,148              49,076
------------------------------------------------------------------------------------------------------------------------------

Other includes money management funds of 38,665 million yen and 27,025 million yen as of March 31, 2001 and 2002, respectively, and investment trusts consisting of investments in marketable debt securities.


(2)  PENSION AND RETIREMENT ALLOWANCES PLANS

The Company and certain of its subsidiaries have various trusteed contributory and noncontributory employees pension fund ("EPF") plans covering substantially all of their employees.

Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. Under the terms of the domestic EPF plan, the Government welfare pension insurance benefit is substituted and commingled with the primary benefit provided by the plan.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination.

It is the Company's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

The discount rates and the expected long-term rate of return on plan assets of the pension plans in fiscal 2000 and 2001 were as follows:

                                                                                              (%)
-------------------------------------------------------------------------------------------------
                                                                Year ended           Year ended
                                                              March 31, 2002       March 31, 2001
-------------------------------------------------------------------------------------------------
Actuarial assumptions:
Discount rate                                                     2.8 ~ 7.25           3.0 ~ 7.75
Expected long-term rate of return on plan assets                   1.5 ~ 9.0            4.5 ~ 9.0
-------------------------------------------------------------------------------------------------

(3)  DERIVATIVE

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. From fiscal year ended March 31, 2002, the Company adopted FASB Statement No. 133 and FASB Statement No. 138, based on which changes in the fair values of all derivative instruments are recognized as assets or liabilities in the consolidated balance sheets.

The Company and certain of its subsidiaries enter into foreign currency contracts and foreign currency options to hedge assets and liabilities denominated in foreign currencies. Ricoh enters into interest rate swap agreements to reduce interest rate risk and the fair value of the principal on its outstanding debt and to lower the risks of cash flow fluctuations. Most of these agreements are designated as fair value hedges and cash flow hedges in line with FASB Statement No. 133.

Fluctuations in the fair value of derivative instruments designated as fair value hedges are recorded as other income (expenses) in the consolidated statements of income. These amounts did not materially affect Ricoh's consolidated results of operations in the fiscal year ended March 31, 2002.

Fluctuations in the fair value of derivative instruments designated as cash flow hedges are recorded as accumulated other comprehensive income (loss) in the consolidated balance sheets. They are transferred to the consolidated statements of income once interest for the hedged loans are accrued. Of accumulated other comprehensive income (loss) as of March 31, 2002, Ricoh expects to recognize
-18 million yen in the consolidated statements of income within the following 12 months.

These derivative instruments exposed to credit risk in the event of nonperformance by counterparties. However, these counterparties are financial institutions with high credit ratings, so Ricoh deems the credit risk negligible. The Company has optimally concentrated credit risk by diversifying its dealings with counterparties. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2001, and March 31, 2002 are as follows:

----------------------------------------------------------------------------------------------
                                     Year ended March 31, 2002               (Millions of yen)
----------------------------------------------------------------------------------------------
                                                                Carrying amount      Estimated
                                                                                    Fair value
----------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                        4,081          4,081
Foreign currency contracts - net credit                                  -8,304         -8,304
Currency options                                                           -314           -314
----------------------------------------------------------------------------------------------
Total                                                                    -4,537         -4,537
----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                       Year ended March 31, 2001                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                                                   Carrying amount     Estimated
                                                                                      Fair value
-------------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                             189          4,480
Foreign currency contracts - net credit                                       -386         -3,068
Currency options                                                                 0           -292
-------------------------------------------------------------------------------------------------
Total                                                                         -197          1,120
-------------------------------------------------------------------------------------------------



(4)  TRANSACTIONS OF RICOH WITH AFFILIATES

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                            March 31, 2002        March 31, 2001
--------------------------------------------------------------------------------
Account balances:
  Receivables                                        8,513                 6,398
  Payables                                           2,858                 1,979
--------------------------------------------------------------------------------

                                                           (Millions of yen)
----------------------------------------------------------------------------
                                           Year ended           Year ended
                                         March 31, 2002       March 31, 2001
----------------------------------------------------------------------------
Transactions:
  Sales                                          25,413               20,952
  Purchases                                      15,584               13,673
  Dividend income                                 1,133                1,008
----------------------------------------------------------------------------